Exhibit 99.1

ASX Announcement

October 31, 2025

ASX and NASDAQ

Quarterly Activity Report

Q1 FY26

Recent Activity

•	Simplified operations

•	Agreed settlement with DFA investors

•	Progressing strategic review

Opthea Limited (ASX: OPT, NASDAQ:OPT) (“Opthea” or “the Company”), today released its Quarterly Activity Report and Appendix 4C for the three-month period ended September 30, 2025 (“Q1 FY26”).

Operational and corporate progress

During the quarter Opthea continued to simplify its operations, resolve key financial matters, and establish a clearer capital position from which to evaluate its strategic options.

Highlights include:

•

Settlement with DFA investors – Opthea completed binding settlement and release agreements with investors under the Development Funding Agreement (“DFA”), eliminating a major liability and providing clarity over future cash resources.

•

Significantly lower operating costs – With clinical programs concluded and operations streamlined, quarterly research and development expenditure declined 80 % versus the prior quarter, and personnel costs fell 94%.

•

Balance-sheet improvement – Opthea’s cash position to strengthen materially during the next reporting period through its receipt of an R&D tax inventive (see ASX announcement dated 6 October 2025), creating flexibility for value-building initiatives.

•

Strategic review under way – Opthea is reviewing all internal assets, intellectual-property holdings, and potential partnerships to determine the optimal path for shareholder value creation. It is intended that an update will be provided later in 2025.

Rule 4.7B

Financial summary

At 30 September 2025 Opthea held US $17.8 million in cash and equivalents (30 June 2025: US $48.4 million).

Operating cash outflow for the quarter was US $10.6 million, compared with US $53.6 million in the previous quarter.

Research and development expenses were US $8.3 million (Q4 FY25: US $39.8 million), administration expenses US $1.9 million, and personnel expenses US $0.8 million.

Payments to directors totalled US $0.07 million in accordance with ASX Listing Rule 4.7C.3.

Outlook

With the DFA settlement completed, a streamlined cost base, and expected strengthening of its cash position through the receipt of an R&D tax incentive, Opthea is positioned to progress and finalise its strategic review.

The Company will continue to evaluate opportunities to deploy capital prudently and to update the market as its strategic review reaches key milestones.

Trading in the Company’s securities currently remains suspended by the ASX under ASX Listing Rule 17.3.

Authorised for release by the Board of Directors.

Enquiries

Email: info@opthea.com

Rule 4.7B

Forward-Looking Statements

This ASX announcement contains certain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The words “expect”, “believe”, “should”, “could”, “may”, “will”, “plan”, “intend” and other similar expressions are intended to identify forward-looking statements. Forward-looking statements in this announcement include statements regarding Opthea’s plans to conduct a full strategic review of Opthea’s business; the expected timing to update investors following such review; the expected strengthening of Opthea’s cash position and Opthea’s plans to maintain its listing on the ASX. Forward-looking statements, opinions and estimates provided in this announcement are based on assumptions and contingencies which are subject to change without notice. Forward-looking statements are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. They involve known and unknown risks and uncertainties and other factors, many of which are beyond the control of Opthea and its directors and management and may involve significant elements of subjective judgment and assumptions as to future events that may or may not be correct. These statements may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to the inability to maintain the listing of Opthea’s ordinary shares on the ASX ; changes in applicable laws and regulations; Opthea’s ability to identify future product candidates; future capital requirements; the development, testing, production, marketing and sale of drug treatments; regulatory risk and potential loss of regulatory approvals; clinical research organization and labor costs, intellectual property protections; and other factors that are of a general nature which may affect the future operating and financial performance of Opthea including risk factors set forth in Opthea’s Annual Report on Form 20-F filed with the SEC on September 15, 2025, and other future filings with the SEC. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Opthea disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by applicable law.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

OPTHEA LIMITED.

ABN	Quarter ended (“current quarter”)

ARBN 672 254 027	September 30, 2025

Consolidated statement of cash flows		Current quarter $US’000	Year to date (3 months) $US’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for
	(a) research and development	(8,261)	(8,261)
	(b) product manufacturing and operating costs
	(c) advertising and marketing
	(d) leased assets
	(e) staff costs	(862)	(862)
	(f) administration and corporate costs	(1,911)	(1,911)
1.3	Dividends received (see note 3)
1.4	Interest received	315	315
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	—
1.7	Government grants and tax incentives	66	66
1.8	Other (provide details if material)	21	21

1.9	Net cash from / (used in) operating activities	(10,632)	(10,632)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities
	(b) businesses
	(c) property, plant and equipment	—	—
	(d) investments
	(e) intellectual property
	(f) other non-current assets

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $US’000	Year to date (3 months) $US’000
2.2	Proceeds from disposal of:
(a) entities
(b) businesses
(c) property, plant and equipment
(d) investments
(e) intellectual property
(f) other non-current assets
2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)

2.6	Net cash from / (used in) investing activities	—	—

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	—	—
3.2	Proceeds from issue of convertible debt securities
3.3	Proceeds from exercise of options	—	—
3.4	Transaction costs related to issues of equity securities or convertible debt securities	—	—
3.5	Proceeds from borrowings	—	—
3.6	Repayment of borrowings	(20,000)	(20,000)
3.7	Transaction costs related to loans and borrowings	—	—
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—

3.10	Net cash from / (used in) financing activities	(20,000)	(20,000)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	48,443	48,443
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(10,632)	(10,632)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	—	—

ASX Listing Rules Appendix 4C (17/07/20)

+	See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $US’000	Year to date (3 months) $US’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(20,000)	(20,000)
4.5	Effect of movement in exchange rates on cash held	52	52

4.6	Cash and cash equivalents at end of period	17,863	17,863

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $US’000	Previous quarter $US’000
5.1	Bank balances	4,460	14,030
5.2	Call deposits	13,403	34,413
5.3	Bank overdrafts
5.4	Other (provide details)

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	17,863	48,443

6.	Payments to related parties of the entity and their associates		Current quarter $US’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		69
6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Cash Paid for Directors and Non-Executive Directors in quarter includes salaries, travel and reimbursement of any costs.

ASX Listing Rules Appendix 4C (17/07/20)

+	See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $US’000	Amount drawn at quarter end $US’000

7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—
7.5	Unused financing facilities available at quarter end		—
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

After extensive negotiations, Opthea has reached a binding agreement with the DFA investors to terminate the Development Funding Agreement (“DFA”). For further information refer to the ASX announcement on 19 August 2025.

8.	Estimated cash available for future operating activities		$US’000
8.1	Net cash from / (used in) operating activities (item 1.9)		(10,632)
8.2	Cash and cash equivalents at quarter end (item 4.6)		17,863
8.3	Unused finance facilities available at quarter end (item 7.5)		—
8.4	Total available funding (item 8.2 + item 8.3)		17,863
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1) (A)		1.7

(A)  The future cash burn is expected to decrease due to the discontinuation of the Shore and Coast development program and settlement of DFA financial liability.

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: Yes. The anticipated net operating cash flows are expected to decline significantly, now that all external contracts relating to the trial have been finalized and closed as well as the settlement payment to the DFA investors. Operations are currently functioning with reduced staffing levels while evaluating the next phase of Opthea.

8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: No. We note the anticipated significant declines in net operating cash flows described in 8.6.1 above, and that the Company is currently undertaking a strategic review.

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: Yes, the company anticipates that it will be able to continue its restructured operations whilst finalising its strategic review.

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)

+	See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:     October 31, 2025

Authorised by:  Jeremy Levin, Executive Chair

 (Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)

+	See chapter 19 of the ASX Listing Rules for defined terms.